UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. __)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☑
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☐ Preliminary Proxy Statement
☐ Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☑ Soliciting Material Pursuant to §240.14a-12

GENWORTH FINANCIAL, INC.
(Name of Registrant as Specified in Its Charter)

SCOTT KLARQUIST
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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Scott Klarquist published the following Tweet on April 14, 2022 [handle: @sevencornerscap]:

"Per the attached email to $GNW today, this year's election will not be "contested" (as specifically defined in Section 3.2 of GNW's bylaws). The "Vote No" campaign continues, however!

VOTE NO!!!

Please also see the attached disclosure.

11:36 AM · Apr 14, 2022·Twitter for iPad"

Screenshot attachment to Tweet:

"From: Scott Klarquist <sklarquist@sevencornerscapital.com>
Date: Thu, Apr 14, 2022 at 11:19 AM
Subject: Re: Director Nomination for Genworth (GNW) 2022 Annual Meeting
To: McCullough, Mike J (Genworth, Attorney) <Michael.McCullough@genworth.com>
Cc: <Directors@genworth.com>, <OmbudsOffice.Genworth@genworth.com>

Mike - please note that I hereby withdraw my nomination as a director candidate for Genworth's 2022 annual meeting, effective immediately. Therefore I am no longer a nominee for election. Please advise your counsel to amend Genworth's proxy statement to reflect this fact (i.e., that the 2022 meeting will be an uncontested election). Thank you.

Regards,
Scott"

CERTAIN INFORMATION CONCERNING THE PARTICIPANT:

Scott Klarquist intends to file a definitive proxy statement and accompanying proxy card with the Securities and Exchange Commission (SEC) to be used to solicit votes at the 2022 annual meeting of stockholders of Genworth Financial, Inc., a Delaware corporation (the Company). MR. KLARQUIST STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PROXY SOLICITATION MATERIALS, WHEN AVAILABLE, WILL BE POSTEDUNDER THE "ACTIVISM" TAB ON SEVENCORNERSCAPITAL.COM.

As of the date hereof, Mr. Klarquist may be deemed to directly beneficially own 50,100 shares of Class A common stock, par value $0.001 per share, of the Company.